EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

REPORT OF THE AUDITOR-GENERAL OF QUEENSLAND

The books, accounts and financial records relating to the Public Accounts of Queensland prepared by the State Treasury Department, for the years 1989-90 through 2005-2006 inclusive and Queensland Treasury Corporation for the years 1989-90 through 2005-2006 inclusive have been audited in accordance with recognized professional Australian Auditing Standards and practices and the relevant provisions of the Financial Administration and Audit Act 1977 (Queensland legislation governing State financial administration and practice).

Audit Certificates were subsequently provided to the Legislative Assembly of Queensland that, inter alia, all explanations and information required had been obtained in respect of these audits and that, in the opinion of the Auditor General, the various financial statements had been properly drawn up so as to present a true and fair view of transactions for the financial years concerned and the position of the accounts at the close of the respective years. There were no material audit qualifications to these accounts for any of the periods referred to with the exception of the Queensland Treasury Corporation financial statements for the periods 1 July 1989 to 30 June 1990 and 1 July 1990 to 30 June 1991. These qualifications related to the validity of specific significant assumptions and the outcome of certain litigation which, having been resolved, did not materially impact upon the accounts of Queensland Treasury Corporation for the subsequent years and accordingly an unqualified opinion was given in respect of these subsequent years.

In relation to the Income Statement, Statement of Cash Flows, Statement of Changes in Equity and the Balance Sheet of the Queensland Treasury Corporation for the year ended 30 June 2006 set out in the Queensland Treasury Corporation Annual Report for 2005-2006, I hereby certify that these Statements are an accurate reproduction of the financial statements duly certified in accordance with paragraph two of this Report and, in my opinion, have been properly drawn up so as to show a true and fair view of the transactions of the Corporation for the periods shown and the financial position of the Corporation as at 30 June 2005 and 30 June 2006.

Dated December 12, 2006

GLENN GORDON POOLE	Queensland Audit Office
Auditor General of Queensland	Brisbane

(f)-1

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2006, the Corporation had a total of $33.492 billion in assets and $33.165 billion in liabilities compared to $30.345 billion in assets at June 30, 2005 and $30.067 billion in liabilities at June 30, 2005.

Organization of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher AC). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

(f)-2

The Chief Executive of the Corporation is Stephen Rochester. The Organization Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of the Corporation’s performance of the strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. At June 30, 2006, the total borrowings of the Corporation were $27.520 billion. This amount included overseas debt equivalent to $11.730 billion based on the prevailing rates of exchange at June 30, 2006. Included in these overseas borrowings were Australian dollar denominated borrowings of $11.622 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (ie. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. These surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatised Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2006, loans to Government Bodies totalled $19.832 billion.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity and Notes to and forming part of the Financial Statements

For detailed information regarding outstanding indebtedness of the Corporation and the public debt of the State to the Commonwealth, see “Supplementary Tables and Information”.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross

(f)-3

border lease transactions entered into by the Corporation relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which was estimated at $804 million at 30 June 2006, rises to approximately $868 million by the year 2010 then falls progressively over the remaining term of the leases to zero by the year 2029.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to QTC is relatively low with approximately 94% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A- representing only 4.6% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland guarantee has been provided in relation to some cross border lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

(f)-4

QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of around 4.06 million persons, or 19.6% of Australia’s population at the end of March 2006. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.85 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

Following the most recent State election (September 2006), the Australian Labor Party again forms the current government of Queensland. The Premier and Minister for Trade is the Honourable Peter Beattie.

(f)-5

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

(f)-6

QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2004-05 the rural sector accounted for approximately 4.2% of Gross State Product (“GSP”) and 23.0% of the agricultural sector in Australia. The mining sector accounted for approximately 8.2% of GSP in the State and 27.2% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 10.5% of GSP and 15.2% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 77.0% of GSP and 17.5% of the tertiary sector in Australia.

(f)-7

Economic Strategy

The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

Queensland’s first Charter under the legislation was tabled by the Premier and then Acting Treasurer in August 1999. The most recent Charter of Social and Fiscal Responsibility was tabled in April 2004, replacing the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, livable and healthy environment; and

•	Maintenance of the natural resource base.

In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•	Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.

The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labor force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities – the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection – the other key social policy priorities outlined in the Charter.

(f)-8

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

The Queensland economy recorded growth of 3.8% in 2005-06, outpacing growth in the national economy (2.7%) for the tenth consecutive year. Favourable domestic conditions and a strong global economy supported economic growth in Queensland during the year. Queensland’s strong performance is expected to continue, with economic growth forecast to average 4 1/4% in 2006-07, compared with national growth, which is forecast to be 3 1/4%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average for 16 years. Queensland’s real GSP has grown at an average annual rate of 4.7% over the last decade, 1.1 percentage points higher than that nationally (3.6%).

Real Economic Growth - Queensland and Australia, original CVM

(2000-01 to 2005-06)

	Queensland GSP		Australia GDP
Year	$Billion(a)	%Change	$Billion(a)	%Change
2000	133.4	3.2	782.5	1.9
2001	140.4	5.3	812.0	3.8
2002	147.4	5.0	838.4	3.2
2003	154.1	4.6	871.7	4.0
2004	161.3	4.6	894.7	2.6
2005	167.4	3.8	918.5	2.7

(a)	Chain volume measure (reference year 2004-05)

Source: Queensland Treasury; Queensland State Accounts

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2001-02	2002-03	2003-04	2004-05	2005-06
Overseas Merchandise Exports ($ billion)	23.2	21.4	20.1	26.4	35.4
Retail Turnover ($ billion)	31.1	33.8	38.2	39.9	42.3
Private Gross Fixed Capital Formation ($ billion)	24.9	31.3	35.7	40.3	45.9
Mineral Production ($ billion)	12.2	11.9	12.3	16.0	n.a.
Agricultural Production ($ billion)	8.1	7.3	7.7	8.3	8.4	(b)
Employment (‘000) (a)	1,721.5	1,785.3	1,845.0	1,947.9	2,004.9
Unemployment Rate (%) (a)	8.0	7.1	6.2	4.9	5.0
Increase in Consumer Prices (%)(a) (b)	2.9	3.2	2.9	2.6	3.1
Average weekly ordinary time earnings ($)(a)	793.1	824.9	878.3	923.5	963.8

(a)	Year-average

(f)-9

(b)	Preliminary Department of Primary Industries and Fisheries estimates, June 2006

Note: All monetary values are in current prices

Source: ABS, Department of Natural Resources and Water, Department of Primary Industries and Fisheries, and Queensland Treasury

Structure of the Queensland Economy

Queensland’s contribution to the Australian economy is reflected in the following table. It shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2004-05 and 2005-06.

Components of Economic Growth(a)

(original, CVM)

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06
Household consumption expenditure	5.2	4.6	3.1	2.7	4.5	2.6	2.6	1.5
Priv. gross fixed capital formation (c)	8.6	10.9	2.1	2.7	5.5	8.8	1.2	1.9
- Dwellings	4.7	1.9	0.4	0.2	-1.5	-3.0	-0.1	-0.2
- Business Investment (c)	17.6	20.1	2.0	2.5	13.2	17.2	1.4	2.0
(i) Other buildings and structures (c)	9.6	22.6	0.4	1.1	7.6	19.6	0.3	0.9
(ii) Machinery and equipment (c)	23.3	18.5	1.5	1.4	17.3	15.5	1.1	1.1
- Ownership transfer costs	-20.9	0.0	-0.5	0.0	-16.5	1.6	-0.3	0.0
Private final demand (b) (c)	6.2	6.4	5.2	5.4	4.7	4.3	3.7	3.5
Public final demand (b) (c)	7.5	8.9	1.6	2.0	4.4	3.9	1.0	0.9
Gross State/National Expenditure	6.1	6.4	6.4	6.8	4.5	3.7	4.5	3.8
Exports of goods and services	3.6	0.0	1.1	0.0	2.6	1.9	0.5	0.4
Imports of goods and services	8.1	8.2	-2.9	-3.0	12.0	6.9	-2.3	-1.5
GSP/GDP	4.6	3.8	4.6	3.8	2.6	2.7	2.6	2.7

(a)	Chain volume measure (reference year 2004-05)
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation
(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available

Source: Queensland Treasury, Queensland State Accounts

Key features are:

•	Despite a sizable detraction from growth by the trade sector, Queensland recorded solid economic growth in 2005-06 of 3.8%, higher than national growth of 2.7% over the same time period.

(f)-10

•	Consumer spending continued to grow at a faster rate than nationally, with exceptional labour market conditions and strong growth in incomes offsetting higher petrol prices and interest rates. However, investment in infrastructure became the major driver of growth in private demand in 2005-06.

•	Rapid growth in imports resulted in net exports detracting 3.1 percentage points from overall economic growth over the year.

•	Household consumption expenditure in Queensland increased by 4.6% in 2005-06, following growth of 5.2% in 2004 05. Consumption expenditure in Australia grew by 2.6% over the year, following growth of 4.5% in 2004-05.

•	Total private gross fixed capital formation increased by 10.9% in the State in 2005-06, following growth of 8.6% recorded in 2004-05. Business investment surged 20.1% in 2005-06, with global demand for the State’s resources boosting profitability and investment in mining and domestic demand driving investment in the broader services sector.

•	Dwelling investment rose by 1.9% in the State in 2005-06, following growth of 4.7% in 2004-05. Meanwhile, Australia recorded a decline of 3.0% in dwelling investment.

•	Public final demand in Queensland grew by 8.9% in 2005-06, following growth of 7.5% in the previous financial year. State Government capital investment was the major driver of growth in public final demand over the year. In particular, State and local investment by the general government and public trading enterprise sector grew by 23.6%, to surpass $8 billion for the first time in 2005-06. Growth in State and local government consumption spending was also strong at 5.7% during the year, ensuring appropriate service provision for a fast growing population.

•	Total export volumes from the State remained almost unchanged in 2005-06, following growth of 3.6% in 2004-05, with growth in overseas exports being offset by a decline in interstate exports.

(f)-11

Exports

Queensland is one of Australia’s major exporting States. The nominal value of Queensland’s overseas exports of goods and services in 2005-06 totalled $42.7 billion (up 29.1%), accounting for 22.4% of Australia’s total exports during the period. The nominal value of Queensland’s overseas merchandise exports rose strongly by 34.2%, supported by exceptional growth in the value of mineral exports from the State. Higher prices, particularly for coking coal, were the main contributor to the 49.7% growth in the value of coal exports in 2005-06.

In 2005-06, the nominal value of rural exports (excluding sugar and honey) rose by 0.8%. Sugar data are recorded as confidential for a period of six months following export. This small rise in rural exports partially reflects a slowdown in growth due to continued drought conditions experienced across the State over the year. Cereals exports decreased 2.7% in 2005-06, owing to poor seasonal conditions in some areas of the State. A 1.2% fall in the value of meat exports reflects the continued efforts by farmers to rebuild herds after drought conditions in previous years. Fish exports decreased by 17.9% in 2005-06 while textile fibre exports increased 41.2% in the same period.

Crude minerals exports rose by 51.7% in 2005-06, supported by exceptionally strong growth in the value of coal exports from Queensland. Exports of coal (excluding confidentialised coal) rose by 49.7% in 2005-06. Higher contract prices negotiated for the 2005-06 Japanese fiscal year (which commences on April 1) for both coking and thermal coal contributed significantly to the rise. The quantity of coal exported from Queensland remained relatively steady during the year. This partly reflected the fact that coal exports had already surged to a record high in 2004-05, as well as transitory factors affecting coal in 2005-06. These included a disruption to capacity at one of the State’s major ports and a reliance on stocks by some overseas customers in anticipation of lower negotiated prices late in the financial year.

Strong gains in base metal prices resulted in the nominal value of processed minerals and metals exports rising by 31.6% in 2005-06, to $3.2 billion. On the other hand, the nominal value of other manufactured goods exports rose a relatively modest 14.0%, or $281.2 million, in 2005-06. This growth was mainly supported by a $121.8 million increase in machinery exports.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2003-04	2004-05	2005-06(p)
Rural
Meat	2,750.1	3,344.3	3,304.7
Textile fibers	492.1	498.2	703.7
Cereals	188.9	250.6	243.9
Fish and other seafood	232.8	236.9	194.4
Vegetables and fruits	243.3	234.3	238.5
Sugar and honey(b)	1,010.5	1,173.5	n.a.
Other rural	744.8	758.0	680.2
Total	5,662.4	6,495.9	n.a.

Crude Minerals
Coal, coke and briquettes	5,947.9	9,695.4	14,514.1

(f)-12

Metalliferous ores	1,514.0	2,036.3	3,166.5
Petroleum and related products/materials	251.2	166.7	384.4
Other crude minerals	72.8	72.7	97.5
Total	7,785.9	11,971.1	18,162.5

Processed minerals and metals
Non-ferrous metals	1,889.9	2,140.6	2,863.1
Other processed minerals and metals	217.6	255.4	290.0
Total	2,107.4	2,396.0	3,153.1

Other manufactures
Chemicals and related products	408.0	443.3	423.6
Manufactured goods classified by material	175.5	185.5	254.4
Machinery	728.3	796.2	918.0
Transport equipment	238.5	308.6	372.1
Miscellaneous manufactures	232.0	278.4	325.1
Total	1,782.4	2,012.0	2,293.2

Manufactures (sum of processed minerals and metals and other)	3,889.8	4,408.0	5,446.2
Confidential and special	2,790.3	3,493.5	n.a.

Total overseas exports of goods	20,128.5	26,368.5	35,381.3

Tourism	2,389.0	2,720.0	2,815.0
Other services	3,847.0	3,941.0	4,459.0
Total overseas exports of services	6,236.0	6,661.0	7,274.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	26,364.5	33,029.5	42,655.3

(p)	preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
(b)	Sugar and some coal data are confidential for Queensland for 2005-06. Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2005-06 is included in the confidential items category for the year. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the Australian Bureau of Statistics. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.

n.a. Data not available for the whole 2005-06 financial year.

Source: ABS, unpublished foreign trade data, August 2006, Queensland State Accounts

Note: Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate growth in the industry.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and represented 27.7% of the State’s merchandise exports in 2005-06. Other major export markets include the European Union (14.7%),

(f)-13

South Korea (11.3%), China (including Hong Kong) (8.7%), India (8.2%), Taiwan (5.6%) and the United States of America (4.1%).

The share of Queensland’s merchandise exports destined for North Asia rose to 53.4% in 2005-06. Increases in the value of coal exports to the region contributed to the rise. Most notably, the share and the absolute value of goods exports to both India and China rose significantly over the three years to 2005-06. In 2005-06, exports to China (excluding Hong Kong) and India accounted for 15.9% of the value of Queensland’s merchandise exports, compared with 12.2% in 2003 04. In value terms, exports to India and China rose by 63.0% and 50.6% respectively in 2005 06, supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 31.7% over the year.

Although the share of exports to the United States declined from 5.4% in 2004 05 to 4.1% in 2005-06, the nominal value of merchandise exports to the country rose marginally by 1.5% over the year. The declining share of exports to the United States reflects a surge in growth in exports to other countries, such as India and China, rather than a decline in exports to the country.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a)

(% of total at current prices)

	2003-04	2004-05	2005-06(p)
North Asia Total	50.8	53.1	53.4
South Korea	10.9	11.9	11.3
China	7.0	6.9	7.8
Japan	26.3	28.5	27.7
Taiwan	4.6	4.7	5.6
Hong Kong	1.9	1.1	0.9

South Asia Total	14.8	14.7	16.0
Indonesia	2.4	2.1	2.3
PNG	1.5	1.2	1.1
Singapore	1.0	0.8	1.2
India	5.2	6.7	8.2
Malaysia	2.6	2.0	1.3
Thailand	1.4	1.2	1.2

North America	8.1	6.3	4.5
Canada	1.0	0.8	0.4
US	7.1	5.4	4.1

European Union	13.7	14.6	14.7
New Zealand	3.9	3.4	2.6
Brazil	1.6	1.8	2.1
Other	7.2	6.2	6.7

	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.
(p)	Preliminary

Source: ABS, unpublished foreign trade data, August 2006.

(f)-14

Imports

The nominal value of Queensland’s overseas merchandise imports rose by 14.5% to total $24.9 billion in 2005 06. The strong rise in the value of merchandise imports was driven largely by continued strength in the domestic economy.

In 2005 06, imports of mineral fuels, petroleum, lubricants and road vehicles accounted for almost 60% of the rise in the value of Queensland’s merchandise imports. Minerals fuels, petroleum and lubricants imports rose by 42.9% to $5.6 billion in 2005-06. This strong rise was driven by significant increases in petroleum prices over the year. The price of crude oil (West Texas Intermediate) rose by 31.8% in year-average terms in 2005-06. The strength of the mining sector also supported a 12.5% rise in the value of machinery and transport equipment imports, to total $6.1 billion.

A decrease in the value of organic chemicals and fertilisers imports to Queensland drove an overall fall in chemical imports in 2005 06. The value of chemicals imports fell by 9.6% in 2005-06, to a total of $1.2 billion. The 9.5% increase in the live animals, food, beverages and tobacco imports during the year was mainly accounted for by rises in the value of beverages, coffee and tea, feeding stuff for animals and fish imports.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)	2003-04	2004-05	2005-06(p)
Live animals, food, beverages & tobacco	607.9	673.3	737.4
Mineral fuels, petroleum and lubricants	2,586.9	3,924.7	5,608.3
Chemicals	1,059.2	1,376.7	1,244.5
Road motor vehicles	3706.0	4505.5	4701.2
Other machinery and transport equipment	4943.9	5397.0	6073.3
Other manufactured goods	3,568.2	4,180.9	4,588.5
Other	1,606.5	1,668.9	1,917.0

Total overseas imports of goods	18,078.5	21,727.0	24,870.3

Tourism	1,382	1,719	1,763
Other services	4,830	5,193	5,421
Total overseas imports of services	6,212	6,912	7,184

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	24,290.5	28,639.0	32,054.3

(p)	preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).

Source: ABS, unpublished foreign trade data.

Note: Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

(f)-15

Employment and Income

Queensland’s population broke the 4 million barrier in December quarter 2005, totalling 4,035,707 persons at the end of March 2006. Over the five years to March 2006, the State’s population increased at an average annual growth rate of 2.2%, compared with 1.0% in the rest of Australia.

During the five year period to 2005-06, Queensland’s labour force increased by 15.5%, (on average 2.9% per annum) due primarily to strong population growth. Queensland’s labour force has recorded growth above that for the rest of Australia over the period. More importantly, the State’s labour force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by an accumulated 1.5 percentage points to an historic high of 66.3% over the five years to 2005-06.

Employment growth in Queensland had slowed from its highest growth in a decade of 5.6% in 2004-05, to 2.9% in 2005 06, but remained higher than the 2.1% growth recorded in the rest of Australia. Over the five years to 2005-06, employment in Queensland increased by 19.3% compared with 9.3% for the rest of Australia. As a result, Queensland created 324,100 new jobs which equated to 32.1% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

Employed Persons by Industry, Queensland

	2000-01 (‘000)	2005-06 (‘000)	% Change 2000-01 to 2005-06	% Share of Total Employment 2005-06
Agriculture, Forestry and Fishing	97.0	71.4	-26.4	3.6
Mining	17.7	37.2	110.2	1.9
Manufacturing	178.9	183.8	2.7	9.2
Electricity, Gas and Water	10.2	19.7	93.1	1.0
Construction	135.3	200.7	48.3	10.0
Wholesale and Retail Trade	348.0	396.1	13.8	19.8
Accommodation, Cafes and Restaurants	98.1	104.7	6.7	5.2
Transport and Storage	81.4	104.1	27.9	5.2
Communication Services	25.7	27.4	6.6	1.4
Finance and Insurance Services	43.3	55.1	27.3	2.8
Property and Business Services	182.7	225.3	23.3	11.3
Government Administration	62.4	94.6	51.6	4.7
Community Services (Education and Health)	284.8	343.5	20.6	17.2
Recreation, Personal and Other Services	108.1	135.0	24.9	6.8

TOTAL (a)	1,673.2	1,998.5	19.4	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons Note: Due to rounding, amounts may not add to totals.

Source: ABS Cat. No.6291.0.55.003

Queensland’s average unemployment rate was 5.0% in 2005-06, up slightly from 4.9% in the previous year (rest of Australia 5.1% and 5.3% respectively). These unemployment rate outcomes for the last two financial years represent the lowest rates in 30 years. More importantly, Queensland’s unemployment rate was below the unemployment rate in the rest of Australia for the second consecutive year in 2005-06. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in

(f)-16

employment over recent years outpaced labour force growth. The average participation rate in Queensland in 2005-06 was 66.3%, compared with 64.1% in the rest of Australia.

Prices

The Queensland Consumer Price Index “CPI” rose 3.1% in 2005-06, compared with an inflation rate of 2.6% in 2004-05. The CPI for Australia rose 3.2% and 2.4% respectively in the same time period.

Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

	Household Income per Capita 2004-05	Average Weekly Earnings 2005-06
State
	($)	($)
Queensland	33,211	765.9
New South Wales	39,419	862.5
Victoria	38,115	815.6
South Australia	34,300	722.9
Western Australia	37,195	810.3
Tasmania	30,717	718.8
Australia	37,301	815.7

Source: ABS Cat. No. 5220.0 and 6302.0

Queensland recorded growth in average weekly earnings of 5.4%, compared with 5.1% nationally in 2005-06.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The previous Australian Government was in power from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralized. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralized system, enabling an economic environment of low inflation and strong employment growth.

(f)-17

The current Australian Government, elected in 1996, has further encouraged this shift to a more decentralized wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2004, 40.9% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.1% of workers were covered by individual agreements with only 20.0% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70.0% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. The Act provided greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provided enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation. Passage of the federal Government’s Work Choices amendments to the federal Workplace Relations Act 1996 has reduced the coverage of the State industrial relations system to around 40% of the workforce. Around one third of these employees (13% of the workforce) are employed in the public sector.

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland’s GSP and Australia’s GDP.

Queensland/Australian Gross Product-Major Industry Sectors (a)

(Current prices, 2004-05)

Sector	Queensland ($ millions)	Australia ($ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	5,983	26,000	23.0
Mining	11,650	42,834	27.2
Manufacturing	14,908	98,311	15.2
Services(b)	108,899	623,223	17.5

TOTAL	141,440	790,368	17.9

(a)	Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labor and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.
(b)	Includes general government and ownership of dwellings gross operating surplus

Source: ABS Cat. No.5220.0

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and

(f)-18

largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

The latest data available on mining production is as at 2004-05. For additional indications of the performance of the mining industry in 2005-06, refer to the exports section earlier in the document.

In 2004-05, Queensland accounted for 27.2% of the nation’s total mining output, 4.6% above the 10 year average. Currently, Queensland is the second largest contributor of any State or Territory to Australia’s total mining output. In 2004-05, Queensland’s mining industry accounted for around 8.2% of State total factor income.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal remains Queensland’s most significant mineral produced, accounting for 64.6% of Queensland’s total mineral production by value. In 2004-05, the value of coal produced increased by 60.3%, owing to significant coal price increases in $A terms. Meanwhile, the volume of coal produced in Queensland rose by 7.9% over the year.

The value of minerals produced in Queensland and the quantities of selected minerals produced from 2000-01 to 2004 05 are shown in the following tables.

Queensland Mineral Production -Value ($ millions)

Mineral	2000-01	2001-02	2002-03	2003-04	2004-05
Black coal (a)	6,234	8,062	7,452	6,454	10,347
Copper concentrate	1,138	994	1,246	2,793	1,707
Gold Bullion (b)	447	317	294	387	315
Bauxite	252	280	212	232	263
Lead Concentrate (c)	700	534	772	520	1,356
Crude Oil	149	125	79	94	143
Zinc Concentrate	951	647	826	805	903
Natural Gas	322	403	381	380	469
Other	722	783	625	595	519

TOTAL	10,906	12,454	12,227	12,260	16,022

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.
(b)	Includes alluvial gold.
(c)	Includes a significant component of silver.

Source: Queensland Department of Natural Resources and Water.

(f)-19

Queensland’s Principal Mineral Production -Volumes

Mineral	2000-01	2001-02	2002-03	2003-04	2004-05
Black coal (‘000t)	138,352	148,362	153,602	160,062	172,666
Copper concentrate (‘000t)	1,490	1,501	1,242	1,654	1,329
Gold Bullion (kg) (a)	43,503	34,666	38,154	39,922	34,845
Bauxite (‘000t)	11,732	11,276	11,251	12,071	13,798
Lead Concentrate (‘000t) (b)	702	677	680	756	804
Zinc Concentrate (‘000t)	1,232	1,332	1,389	1,386	1,540
Crude Oil (megalitres)	537	523	387	425	418
Natural Gas (gigalitres)	4,549	5,523	5,411	5,255	4,766

(a)	Includes alluvial gold.
(b)	Includes a significant component of silver.

Source: Queensland Department of Natural Resources and Water, ABS 8415.0.

Coal

In 2004-05, coal remained Queensland’s most significant mineral commodity, accounting for 64.6% of Queensland’s mineral production by value. In 2004-05, the quantity of coal produced rose by 7.9% to total 173 million tonnes. The significant gain in the value of coal production (up 60.3%) to $10.3 billion was due to vast increases in the average coal export prices in $A terms over the year.

Coal is also Queensland’s leading export commodity, with the value of exports totalling $14.5 billion in 2005-06 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection coal exports). In 2005-06, coal exports accounted for around 41.0% of Queensland’s total merchandise exports by value.

Copper

In 2004-05, the quantity of copper concentrate produced in Queensland decreased by 19.7% to total 1.3 million tonnes. The year average value of copper decreased by 38.9% over the same time period.

Gold

The value of gold produced decreased by 18.5% to $315 million in 2004-05, mainly due to decreases in the production volumes (down by 12.7%).

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

The value of Queensland’s bauxite production rose by 13.4% in 2004-05 to $263 million, owing partially to a 14.3% rise in the quantity of bauxite produced during the year.

Lead and Zinc

In Queensland, the value of lead produced increased by 160.6% to total $1,356 million in 2004 05, based on substantial increases in world prices, as volumes only increased by 6.3% . The value of zinc concentrate production also increased by 12.1% during the year to total $903 million. The quantity of zinc concentrate production increased by 11.1% to 1,540 kilotonnes.

(f)-20

Crude Oil and Natural Gas

The value of crude oil and natural gas produced in Queensland rose by 52.4% and 23.3% respectively in 2004 05. This is despite a 1.5% and 9.3% decline in production volumes, indicating significant price increases over the year.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 4.2% of GSP and for around 23.0% of Australia’s total agricultural production in 2004-05. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.

The latest final data available on agriculture production is as at 2004-05. Preliminary estimates have been also included for the 2005-06 year in the table below.

In 2004-05, around 66.0% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2004-05, Queensland’s gross value of agricultural production increased by 9.6% to $8.3 billion, and is estimated to have remained almost unchanged in 2005-06.

The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2005-06.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2001-02	2002-03	2003-04	2004-05	2005-06 (b)
Gross Value ($m)
Slaughtering and other disposals	3,697	3,357	3,553	4,152	4,185
Cattle and calves	3,223	2,878	3,071	3,631	3,675
Poultry	180	203	207	223	230
Pigs	208	213	206	235	220
Sheep	78	53	57	50	50
Sugar cane for crushing	903	944	779	917	1,000
Wool (shorn)	189	139	97	124	110
Cereals for grain	537	458	557	475	510
Horticulture (a)	1,464	1,364	1,522	1,435	1,525
Dairying (total whole milk production)	257	251	228	217	210
Cotton	397	188	346	419	395
Other	639	562	582	528	450

Total	8,081	7,262	7,664	8,267	8,385

Volume of Production
Beef and veal (tonnes)	978	951	979	1,050	1,057
Sugar cane (‘000 tonnes)	28,250	34,231	33,553	35,290	n.a.
Wool (‘000 kg)	38,743	22,901	20,278	27,481	n.a.
Wheat (‘000 tonnes)	901	601	1,110	1,170	n.a.
Cotton lint (‘000 tonnes)	197	82	145	249	n.a.

(a)	Vegetables, fruits and nuts, and grapes.

(f)-21

(b)	Preliminary estimates by the Department of Primary Industries and Fisheries, June 2006.

n.a. Data not available for 2005-06.

Sources: ABS, Cat. No 7121.0, 7215.0 , 7503.0 and 7111.0

The performance of Queensland’s agricultural production was varied in 2004-05. Production volumes of the State’s major agricultural products increased over the year. In particular, the 7.3% increase in the production volume of beef and veal resulted in a 15.6% rise in the value of cattle and calve disposals, which in turn contributed largely to the overall increase in the total value of agricultural production. In contrast, the value of production of cereals for grain, and to a less degree dairying and sheep disposals, decreased over the year.

Commodity prices for many of Queensland’s major agricultural exports decreased in 2004-05. In yearly average terms, the export price of beef, cotton, wheat and wool fell, while world prices of sugar increased in 2004-05.

Meat and Poultry

Meat products are Queensland’s most significant rural commodity in value terms, accounting for 50.2% of the State’s total value of agriculture production in 2004-05. Demand for Australian beef rose following the discovery of Bovine Spongiform Encephalopathy (BSE) or mad-cow disease in the United States and Canada in 2003. Restrictions placed on imports to Japan of beef from the United States and Canada increased the demand for beef from elsewhere, including Australia. According to preliminary estimates by the Department of Primary Industries and Fisheries, the value of production of livestock disposals in 2005-06 would have remained at a similar level as in 2004-05.

Grains

Queensland wheat production increased slightly in 2004-05, from 1,110 kilotonnes to 1,170 kilotonnes while production of grain sorghum decreased from 1.3 million tonnes to under 1.2 million tonnes. Together with the decline in wheat prices, the total value of Queensland’s cereals for grain production decreased by 14.7% to $475 million in 2004-05.

Sugar

Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.

Queensland’s sugar cane production for crushing was 35.3 million tonnes in 2004-05, ranking second after cattle and calves disposals in terms of its contribution to the increase in the total value of Queensland agriculture production over the year. The value of sugar cane production increased by 17.7% in 2004-05 and is estimated to have increased further in 2005-06.

Wool

The volume of wool produced in Queensland increased by 35.5% to 27.5 kilotonnes in 2004-05. Higher global levels of sheep stock have placed downward pressure on world wool prices.

(f)-22

Other Primary Industries

Timber-Based Industries

The Queensland Department of Primary Industry and Fisheries estimated that forestry production in Queensland totalled $720 million in 2005-06. In value terms, forestry production remained at around 2004-05 and 2003-04 levels, following 8.9% growth in 2003-04. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries

The Queensland Department of Primary Industries and Fisheries estimated that fisheries production in Queensland totalled $345 million in 2005 06. In value terms, fisheries production increased 3.0% in 2005-06, following a 11.8% decline in the previous year. Trawl operations constitute more than 40% of the fisheries output (in value terms), with the remaining portion sourcing from non-trawl and aquaculture activities respectively.

Manufacturing

In 2004-05, the manufacturing sector accounted for 10.5% of Queensland’s total factor income. Queensland’s share of Australia’s total manufacturing output increased to 15.2% in 2004-05, from 13.7% ten years earlier.

Historically, manufacturing in Queensland developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most Western industrialized nations, the relative importance of manufacturing has declined in favor of service-based industries.

In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off-setting benefits. The winding back of protection has benefited the manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2003-04 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub sectors: food, beverages and tobacco (25.9%) and metal products (22.6%). Queensland’s manufacturing turnover increased by 3.7% in the same financial year, with growth recorded in all sub-sectors other than the printing, publishing and recorded media sector.

(f)-23

Manufacturing output has grown strongly across most sub-sectors, as shown in the following table:

Queensland Manufacturing Industry Turnover by Sub-sector(a)

Subsector	2002-03 ($ million)	2003-04 ($ million)	Annual Growth (%)
Food, beverages and tobacco	12,646.4	13,420.9	6.1
Textile, clothing, footwear and leather	1,033.8	1,068.6	3.4
Wood and paper products	2,780.8	2,859.7	2.8
Printing, publishing and recorded media	2,369.2	2,284.3	-3.6
Chemical, petroleum and coal products	7,782.0	8,039.5	3.3
Non-metallic mineral products	2,399.3	2,517.4	4.9
Metal products	11,712.4	11,754.9	0.4
Machinery and equipment	7,017.1	7,453.8	6.2
Miscellaneous manufacturing	2,337.6	2,514.9	7.6

TOTAL TURNOVER	50,078.5	51,914.0	3.7

(a)	Latest available data.

Note: Figures are rounded to the nearest hundred thousand. Consequently, figures may not add to the total.

Source: ABS Cat. No. 8221.0

Overseas exports of Queensland manufactured goods, including processed minerals and metals, totalled $5.4 billion in 2005-06. Over the year, manufactured exports overseas rose by 23.6%, following a 13.3% increase in 2004-05. An increase in the value of manufactured goods exports in 2005-06 reflects strong global demand for, and therefore higher prices of, base metals.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland competing alongside the government owned Queensland Rail. Rail freight operators also compete with road haulage companies for Queensland’s freight task. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 177,000 kilometers, is constantly being upgraded and extended to maintain a safe and viable road network.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

(f)-24

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centers across the State.

Construction

The Queensland building and construction industry provided 10.0% of employment in the State during 2005-06.

Dwelling investment in Queensland rose by 1.9% in 2005-06, following an increase of 4.7% in 2004-05. In comparison, dwelling investment nationally continued to fall by 3.0% in 2005-06, following a decline of 1.5% in 2004-05. Strong population growth, low home loan interest rates and a very buoyant labour market have continued to support high levels of demand for house construction in Queensland.

Private non dwelling construction investment in Queensland rose by 22.6% in 2005-06, after rising by 9.6% in 2004-05. Strong global demand for Queensland’s resource exports and high world commodity prices boosted corporate profitability and encouraged strong growth in engineering construction related to mining and other trade related industries. Further, solid growth in the domestic economy, household incomes and a rapidly increasing population have encouraged growth in construction of commercial and industrial property related to sectors such as education, business, retail and transport and storage.

Tourism

Tourism is one of Queensland’s most important and fastest growing sectors, accounting for an estimated 5.8% of overall GSP in the State in 2003-04. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) fell by 8.5% in real terms in 2005-06. Both overseas (down 0.5%) and interstate tourism exports (down 12.6%) declined over the year. In particular, interstate tourism exports were adversely affected by a substitution of interstate holidays with overseas travels due to the greater impact of higher petrol prices on car travel relative to air travel and a relatively high $A exchange rate. Also, the Commonwealth Games in Victoria coincided with a

(f)-25

decline in interstate visitors in March quarter 2006.

A number of hotel and resort projects, valued at more than $2.7 billion, are already under construction, committed or under consideration in Queensland. Some of the projects under construction include:

•	Coomera Waters Resort, Gold Coast;

•	Sea Temple Resort & Spa, Palm Cove; and

•	Port Hinchinbrook resort, Oyster Point, Cardwell Shire.

(f)-26

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.

From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favorable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.

Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

(f)-27

In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.

As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focused on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new measure whilst broadly comparable with

(f)-28

the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.

The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2005-06, the Queensland LCA Outcome was a surplus of $1,700 million. This surplus reflects the continuing strength of the economy flowing through to taxation and royalty revenues, upward revisions to GST payments from the Australian Government and investment returns above the long-term assumed rate of return.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth raises no wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-01. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

(f)-29

•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•	a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from July 1, 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from July 1, 2001. As required by the IGA, the Commonwealth and States reviewed in 2005 the need to retain a number of State stamp duties. As an outcome of this review, Queensland has committed to the progressive abolition of six stamp duties over the period 2006 to 2011; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

The IGA contains important features for future Commonwealth-State relations, including:

•	providing the States with access to the revenue from a broad-based growth tax.

•	endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States; and.

•	establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

(f)-30

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget). Two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2006-07 Budget

The policy settings used to develop the 2006-07 State Budget were guided by continued adherence to the Charter and the Government’s key policy priorities. Specifically, the 2006-07 State Budget detailed the Queensland Government’s strategies to manage its finances, deliver quality services and secure growth and prosperity through productivity growth.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4 1/4% in 2006-07, with a slight easing in growth in domestic activity to be more than offset by an improvement in the trade sector. Further growth in wages as well as income tax cuts are anticipated to partially counter the effects of higher interest rates and petrol prices on disposable incomes.

Labour market conditions in the State are forecast to remain solid in 2006-07. Employment growth of 2 1/2% is expected with growth in economic activity shifting further away from labour-intensive domestic sector toward the more capital intensive trade sector. Labour force growth is forecast to match employment growth, leading to the average unemployment rate remaining around a three-decade low of 5% in 2006-07.

Inflation is expected to ease slightly from 3.1% in 2005-06 to 2 3/4%.in 2006-07. Higher interest rates should place downward pressure on consumer price inflation in 2006-07. Further, ongoing global competition is expected to maintain stable prices on many imported retail and consumer items next year. Growth in wages (as measured by Wage Price Index) is forecast to remain strong in 2006 07, rising a further 4 1/4% following a 4.4% recorded in 2005-06.

(f)-31

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

The Government has embarked on a significant capital expenditure program to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education. This Infrastructure Plan was updated in 2006, with Queensland’s Government’s estimated investment increasing a further $5.1 billion. In total, the updated Infrastructure Plan envisions approximately $66 billion of infrastructure over the coming 20 years.

State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognizes future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

(f)-32

The principles recognize the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognize intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

Policy Priorities and Objectives

The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realizing the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2006-07 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2005, the Government released its sixth annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2004-05. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.

The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognizes that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

The report for 2005-06 is expected to be tabled in Parliament in December 2006.

(f)-33

Operating Statement

2005-06 Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $3.714 billion and a cash surplus of $4.648 billion.

The 2005-06 operating outcome is a $0.861 billion improvement from that estimated at the time of the 2006-07 Budget, primarily reflecting higher investment returns, additional Goods and Services Tax (GST) payments from the Commonwealth, and increased taxation and royalty revenues 2005-06 saw a significant improvement in the performance of domestic and international equity markets, resulting in increased investment returns well above the assumed long-term rate of return.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With approximately $23 billion in funds invested, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.

Above average returns are reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.

(f)-34

Table 1 below provides aggregate outcome information for 2005-06 and projections for 2006-07.

Table 1

Key Financial Aggregates

(GFS Basis)

	2004-05 Actual $ million	2005-06 Estimated Actual $ million	2005-06 Actual $ million	2006-07 Budget $ million
General Government Sector:
Revenue	27,609	29,586	30,084	29,070
Expenses	23,683	26,733	26,370	28,825

Net operating balance	3,926	2,853	3,714	245
Cash surplus/(deficit)	4,640	3,381	4,648	(796)
Purchases of non-financial assets	2,843	2,914	3,186	3,958
Net worth	96,433	96,388	105,035	99,032

Public Non-Financial Corporations Sector:
Net operating balance	77	102	287	78
Purchases of non-financial assets	2,823	4,561	4,592	5,603

2006-07 Budget Projections

A surplus of revenue over operating expenses of $245 million is expected for 2006-07 for the General Government Sector. The Total State net operating result for 2006-07 is expected to be a surplus of approximately $322 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $78 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue

General Government revenue is forecast to decrease by $1.014 billion (3.4%) from the 2005-06 actual to $29.070 billion in 2006-07. This decline is due to investment returns being based on the assumption of long-term investment return rates.

Leaving aside investment returns, grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for almost three-quarters of budgeted General Government revenue.

(f)-35

Expenses

In GFS terms, General Government expenses are forecast to increase by $2.455 billion over the 2005-06 actual to $28.825 billion in 2006-07. This represents growth in salaries and associated on-costs as a result of a combination of wage increases based on established enterprise bargaining agreements and additional staffing associated with service growth and enhancements across a broad range of areas, including Health, Education, Police, Emergency Services and Child Safety.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2005-06 Capital Program and Balance Sheet Results

and 2006-07 Budget Projections

(GFS Basis)

	2004-05 Actual $ million	2005-06 Estimated Actual $ million	2005-06 Actual $ million	2006-07 Budget $ million
Purchases of Non-Financial Assets:
General Government Sector	2,843	2,914	3,186	3,958
Public Non-Financial Corporations	2,823	4,561	4,592	5,603

Non-financial Public Sector [1,2]	5,666	7,409	7,713	9,561

Net Worth:
General Government Sector (Total State) [3]	96,433	96,388	105,035	99,032
Incorporating Equity Investment in:
Public Non-Financial Corporations	16,277	19,008	20,268	16,073
Public Financial Corporations Sector	1,042		1,796

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.
3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

(f)-36

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2005-06 grew by $8.602 billion over the 2004-05 actual net worth. This growth reflects the impact of the Government’s substantial operating surplus in 2005-06 and upward revaluations in a range of State assets. In the Public Non-Financial Corporations sector net worth was $16.277 billion in 2004-05. It increased to $20.268 billion in 2005-06 and is forecast as $16.073 billion in 2006-07.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognized future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a GFS basis, the General Government’s purchases of non-financial assets in 2005-06 was $3.2 billion, compared with the budgeted figure of $2.559 billion.

The 2006-07 capital program announced in the Budget is the largest ever undertaken in nominal terms and includes a significant increase for projects under the South East Queensland Infrastructure Plan and Program (SEQIPP). The SEQIPP outlines the Government’s priorities for regionally significant infrastructure over the next 10 years and identifies projects amounting to around $66 billion over the next 20 years. Capital outlays in 2006-07 are estimated to be $10.136 billion.

(f)-37

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.

Table 3

Key Financial Aggregates (Summary)

(GFS Basis)

	Budgeted 2006-07 $ million	Projected 2007-08 $ million	Projected 2008-09 $ million	Projected 2090-10 $ million
General Government Sector:
Revenue	29,070	30,271	31,242	32,456
Expenses	28,825	30,024	31,019	32,354

Net operating balance	245	247	224	102
Cash surplus/deficit	(796)	(786)	(809)	(1,169)
Purchases of non-financial assets	3,958	4,016	3,961	4,152

Net worth	99,032	101,720	104,516	107,361

Public Non-Financial Corporations Sector:
Net operating balance	78	37	117	197
Purchases of non-financial assets	5,603	4,515	4,132	3,929

The key trends in these projections are:

•	The General Government sector is budgeting for smaller operating surpluses in the outyears, reflecting a range of major policy commitments and the abolition of a number of State taxes;

•	State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth, but are slowing due to the abolition of a number of State taxes in accordance with the Intergovernmental Agreement with the Commonwealth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•	Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and planned growth in services;

•	Cash deficits are forecast over the forward estimates period, reflecting a significant increase in capital expenditure. Over the period 2006-07 to 2009-10, the General Government sector is expected to invest $16.087 billion in capital;

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

(f)-38

•	The Public Non-Financial Corporations sector net operating deficits in the outyears reflect interest costs on borrowings for capital investments.

(f)-39